UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-9929	CUSIP NUMBER:

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

     For Period Ended:       January 1, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________________________________________

PART I – REGISTRANT INFORMATION

Insteel Industries, Inc.
Full Name of Registrant

Former Name if Applicable

1373 Boggs Drive
Address of Principal Executive Office (Street and Number)

Mount Airy, North Carolina 27030
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On February 15, 2005, the Company’s Audit Committee of the Board of Directors (the “Audit Committee”) concluded that the previously issued financial statements as of and for the fiscal year ended October 2, 2004 as filed in the Company’s Form 10-K dated December 7, 2004 and the financial statements as of and for the quarterly period ended January 1, 2005 as reported in the Company’s Form 8-K dated January 24, 2005, should no longer be relied upon because of an error in such financial statements. Pursuant to the Financial Accounting Standards Board Interpretation No. 44, or FIN 44, the Company’s stock option plans, which provide for cashless stock option exercises, are required to be accounted for as variable plans. Under variable plan accounting, compensation expense is required to be recognized when the market price of a company’s stock exceeds the exercise price of the options granted and is to be adjusted on a recurring basis to reflect changes in market valuation. The Company did not account for the plans as required under FIN 44, which was effective for stock option awards made or modified on or after July 1, 2000. The Audit Committee, jointly with the Company’s management, analyzed the impact of the accounting treatment required under FIN 44 with respect to the plans on the Company’s historical financial results and concluded that the error in the accounting treatment with respect to the plans warranted the restatements. Given the timing of the Audit Committee’s conclusion relative to the filing date for the current Form 10-Q, the Company must delay the filing. The Company is completing its analysis with regard to the magnitude and impact of the proposed restatement for the quarter ended January 1, 2005 and must complete this analysis prior to filing its Form 10-Q. The Company also intends to restate the financial statements included in its Form 10-K for the year ended October 2, 2004.

     In connection with the restatement of the Company’s financial statements as of and for the year ended October 2, 2004, the Company expects to record a non-cash charge of $5.0 million to $6.0 million (after-tax) on its consolidated statement of operations for the year then ended to reflect the compensation expense resulting from the correction in the accounting for the stock option plans. Additionally, the Company will restate the prior year unaudited interim financial information included in its Form 10-Qs beginning with the quarter ended January 1, 2005 to reflect the correction. The Company also intends to revise the financial information for the quarter ended January 1, 2005 as reported in the Form 8-K filing dated January 24, 2005. In connection therewith, the Company expects to record a non-cash charge of $0.4 million to $0.7 million (after-tax) on its consolidated statement of operations to reflect additional compensation expense for the quarter ended January 1, 2005. Such charge will be reflected in the financial statements reported in its Form 10-Q filing for the quarter ended January 1, 2005. The charges recorded for compensation expense will not impact the Company’s previously reported cash flow or total shareholders’ equity, or its compliance with the financial covenants of its senior secured credit facility. The impact on annual and interim periods prior to the year-ended October 2, 2004 is not material.

Cautionary Note Regarding Forward-Looking Statements

     Statements made in this Form 12b-25, as well as statements made by the Company in periodic filings with government entities, press releases and other public communications, that reflect management’s current assumptions and estimates of future performance are forward-looking statements made in reliance upon the safe-harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those projected, stated or implied by the statements.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael C. Gazmarian	336	786-2141
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes       ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes       ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Narrative set forth under Part III of this form is incorporated herein by reference.

* * * * * * * * * *

     INSTEEL INDUSTRIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2005	By:	/s/ Michael C. Gazmarian
Chief Financial Officer and Treasurer (and
Principal Financial and Accounting Officer)